CORRESP

LAW OFFICES
Elias, Matz, Tiernan & Herrick L.L.P.
11TH FLOOR
734 15TH STREET, N.W.
WASHINGTON, D.C. 20005
ÄÄÄÄÄ
TELEPHONE:  (202) 347-0300
FACSIMILE:  (202) 347-2172
WWW.EMTH.COM

August 9, 2010

VIA TELECOPY

Gregory S. Dundas, Esq.
Attorney Advisor
U.S. Securities and Exchange Commission
Room 4612, Mail Stop 0408
Station Place 1
101 F Street, N.E.
Washington, D.C. 20549

Re:       Century Next Financial Corporation
Registration Statement on Form S-1
Filed June 17, 2010
File No. 333-167589

Dear Mr. Dundas:

Attached for filing on behalf of Century Next Financial Corporation (the "Registrant") are revised change pages with respect to the Registration Statement on Form S-1 previously submitted for review by the Registrant on August 6, 2010.

The change pages reflect responses to the comments received by telephone on August 9, 2010 from Paul Cline, Staff Accountant, and comments of the Staff set forth in a letter (the "Comment Letter"), dated August 6, 2010, addressed to Benjamin L. Denny, President and Chief Executive Officer of the Registrant. For ease of reference, the comments of the Staff have been repeated here in bold-face type and the responses thereto follow.

Allowance for Loan Losses, page 57

1.
Please revise to provide an expanded discussion of the change in methodology applied to your allowance for loan losses that was effective March 31, 2010, specifically identifying how the new methodology compares to your prior methodology. Also, quantify the anticipated effect the application of the new methodology will have on your allowance for loan losses and on the provision in the period the change is made.

Gregory S. Dundas
U.S. Securities and Exchange Commission
August 9, 2010

The requested expanded disclosure has been added on page 57 of the prospectus. Please be advised that the change in methodology for allocating the allowance for loan losses is reflected in the table at March 31, 2010 and only affects the allocation of the allowance among loan categories, thereby reducing the unallocated provision. Therefore management does not expect that the change in allocation methodology will impact the amount of future provisions.

Financial Statements

9. Income Taxes, page F-16

2.
Please revise to provide the tax rate reconciliation required by ASC 740-10-50-12 in a tabular format. Also, please revise to provide disaggregated information as to the specific nature of the items that make up your deferred tax assets and liabilities and to provide the amount of each item.

The requested revisions have been made on page F-18.

* * *

On behalf of the Registrant, it is hereby acknowledged that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

We trust that the enclosed responds sufficiently to the Staff's comments as set forth in the Comment Letter.  Please do not hesitate to call me at 202-719-1816 if there are any questions on the Amendment or if I can be of assistance in any way.

Gregory S. Dundas
U.S. Securities and Exchange Commission
August 9, 2010

As always, the Staff's cooperation is greatly appreciated.

Very truly yours,

/s/Eric M. Marion
Eric M. Marion

cc:        Paul Cline, Staff Accountant
Benjamin L. Denny
Raymond A. Tiernan

The following table shows how our allowance for loan losses is allocated by type of loan at each of the dates indicated.

	March 31, 2010		December 31,
			2009		2008
	Amount of Allowance	Loan Category as a % of Total Loans	Amount of Allowance	Loan Category as a % of Total Loans	Amount of Allowance	Loan Category as a % of Total Loans
	(Dollars in thousands)
One-to four-family residential	$ 54	57.66%	$ --	56.27%	$ --	55.53%
Commercial real estate and lines of credit	34	28.22	--	28.60	--	24.12
Multi-family	8	--	--	--	--	--
Land	20	--	--	--	--	--
Residential construction	6	2.28	--	2.03	--	3.04
Home equity line of credit	1	--	--	--	--	--
Consumer non-real estate	24	5.19	23	6.50	32	11.27
Commercial business loans	23	6.65	--	6.60	--	6.04
Unallocated	9	--	153	--	151	--
Total	$179	100.00%	$176	100.00%	$183	100.00%

           Effective for the quarter ended March 31, 2010, Bank of Ruston changed its methodology for ~~calculating~~allocating its allowance for loan losses to more closely follow the guidance of Accounting Standards Codification (ASC) Topic 450, Contingencies and ASC Topic 310, Receivables.  The ~~revised methodology requires the review of all loans to determine if any are impaired.~~ result of our change in methodology is reflected in the above table at March 31, 2010. Prior to this period, substantially all of our allowance was unallocated. We do not expect that the change in methodology for allocating the allowance will impact the amount of our provisions for loan losses in future periods.

           We regularly review the loan portfolio and make provisions for loan losses in order to maintain the allowance for loan losses in an amount management believes to be appropriate to absorb probable losses on existing loans. The allowance for loan losses consists primarily of two components: (1) specific allowances established for impaired loans and (2) general allowances established for loan losses on a portfolio basis for loans that do not meet the definition of impaired loans. A loan is deemed impaired when, based on current information, it is probable that we will be unable to collect all amounts due under the loan contract.  If impairment is determined, Bank of Ruston will measure that impairment and create a specific valuation allowance for each such loan. ~~Following such determination of impaired loans,~~ General allowances are established for the remainder of the loan portfolio which is separated by category and, with respect to non homogenous loans, further broken down into one of three risk classifications we have assigned to the loan.  Appropriate provisions for each category are calculated taking total loans by type and/or risk class and applying the historical four-year charge off percentage for that category plus a current economic adjustment percentage.  The economic adjustment used at each quarterly review period is analyzed to ensure that it is appropriate and reasonable based on current trends and economic conditions.  Following the quarterly allowance for loan loss analysis, we will make additional loan loss provisions, if warranted, or assign unallocated provisions to the allowance account. Following the quarter ended March 31, 2010, we further revised our methodology for allocating the allowance for loan losses such that there generally will no longer be an unallocated component to the allowance.

Investment Activities

General.  Our investment policy is designed primarily to manage the interest rate sensitivity of our assets and liabilities, to generate a favorable return without incurring undue interest rate and credit risk, to complement our lending activities and to provide and maintain liquidity.

At March 31, 2010, our investment securities portfolio amounted to $6.9 million, or 7.9% of total assets at such date. The largest component of our securities portfolio in recent periods has been mortgage-backed securities, which amounted to $5.5 million or 80.1% of the securities portfolio at March 31, 2010. In addition, we invest in U.S. government and agency obligations, municipal securities, and FHLB stock. Our agency debt securities often

57

9.      Income Taxes
Income tax expense (in thousands) as of March 31, 2010 and 2009, and December 31, 2009 and 2008 is summarized as follows:

	March 31,		December 31,
	2010	2009	2009	2008
Federal:
Current	68	60	142	242
Community Renewal credits	(7)	(5)	(22)	(22)
Deferred	-	5	62	(21)
Total income taxes	61	60	182	199

              ~~^~~
A reconciliation of the federal statutory rate to the effective income tax rate for ~~^~~the quarters ended March 31, 2009 and 2008 and years ended December 31, 2009 and 2008 is as follows:

	March 31,		December 31,
	2010	2009	2009	2008

Federal statutory income tax rate	34.0%	34.0%	34.0%	34.0%
Depreciation	(1.4)	(1.2)	(0.8)	(1.4)
Wage credits	(0.7)	(0.7)	(2.2)	(2.8)
Allowance for bad debts	(0.5)	–	0.4	–
Non-taxable life insurance	–	–	(4.1)	–
Other	(1.1)	2.2	0.9	0.6
Effective tax rate expense (benefit)	30.3%	34.3%	28.2%	30.4%

The components of~~^~~ deferred ~~^~~income taxes (in thousands) ~~^~~included in other assets ~~^~~in the statements of condition are approximately as follows:

~~^~~

	March 31,	December 31,
	2010	2009	2008

Allowance for loan losses	131	130	132
Deferred compensation	31	30	32
Subtotal deferred tax assets	162	160	164

Depreciation	(89)	(88)	(31)
Unrealized gains on securities available for sale	(44)	(35)	(8)

Subtotal deferred tax liability	(133)	(123)	(39)
Total deferred income tax asset, net	29	37	125

F-18

LAW OFFICES
Elias, Matz, Tiernan & Herrick L.L.P.
11TH FLOOR
734 15TH STREET, N.W.
WASHINGTON, D.C. 20005
ÄÄÄÄÄ
TELEPHONE:  (202) 347-0300
FACSIMILE:  (202) 347-2172
WWW.EMTH.COM

August 6, 2010

VIA TELECOPY

Gregory S. Dundas, Esq.
Attorney Advisor
U.S. Securities and Exchange Commission
Room 4612, Mail Stop 0408
Station Place 1
101 F Street, N.E.
Washington, D.C. 20549

Re:       Century Next Financial Corporation
Registration Statement on Form S-1
Filed June 17, 2010
File No. 333-167589

Dear Mr. Dundas:

Attached for filing on behalf of Century Next Financial Corporation (the "Registrant") are change pages with respect to the Registration Statement on Form S-1 previously filed by the Registrant.

The change pages reflect responses to the comments of the Staff set forth in a letter (the "Comment Letter"), dated August 6, 2010, addressed to Benjamin L. Denny, President and Chief Executive Officer of the Registrant.  For ease of reference, the comments of the Staff have been repeated here in bold-face type and the responses thereto follow.

Allowance for Loan Losses, page 57

1.
Please revise to provide an expanded discussion of the change in methodology applied to your allowance for loan losses that was effective March 31, 2010, specifically identifying how the new methodology compares to your prior methodology. Also, quantify the anticipated effect the application of the new methodology will have on your allowance for loan losses and on the provision in the period the change is made.

The requested expanded disclosure has been added on page 57 of the prospectus. Please be advised that the change in methodology for allocating the allowance for loan losses is reflected in the table at March 31, 2010 and only affects the allocation of the allowance among loan categories, thereby reducing the unallocated provision. Therefore management does not expect that the change in allocation methodology will impact the amount of future provisions.

Gregory S. Dundas
U.S. Securities and Exchange Commission
August 6, 2010

Financial Statements

9. Income Taxes, page F-16

2.
Please revise to provide the tax rate reconciliation required by ASC 740-10-50-12 in a tabular format. Also, please revise to provide disaggregated information as to the specific nature of the items that make up your deferred tax assets and liabilities and to provide the amount of each item.

The requested revisions have been made on page F-18.

* * *

On behalf of the Registrant, it is hereby acknowledged that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

We trust that the enclosed responds sufficiently to the Staff's comments as set forth in the Comment Letter.  Please do not hesitate to call me at 202-719-1816 if there are any questions on the Amendment or if I can be of assistance in any way.

As always, the Staff's cooperation is greatly appreciated.

Very truly yours,

                  /s/Eric M. Marion
Eric M. Marion
cc:        Benjamin L. Denny
Raymond A. Tiernan

The following table shows how our allowance for loan losses is allocated by type of loan at each of the dates indicated.

	March 31, 2010		December 31,
			2009		2008
	Amount of Allowance	Loan Category as a % of Total Loans	Amount of Allowance	Loan Category as a % of Total Loans	Amount of Allowance	Loan Category as a % of Total Loans
	(Dollars in thousands)
One-to four-family residential	$ 54	57.66%	$ --	56.27%	$ --	55.53%
Commercial real estate and lines of credit	34	28.22	--	28.60	--	24.12
Multi-family	8	--	--	--	--	--
Land	20	--	--	--	--	--
Residential construction	6	2.28	--	2.03	--	3.04
Home equity line of credit	1	--	--	--	--	--
Consumer non-real estate	24	5.19	23	6.50	32	11.27
Commercial business loans	23	6.65	--	6.60	--	6.04
Unallocated	9	--	153	--	151	--
Total	$179	100%	$176	100%	$183	100%

           Effective for the quarter ended March 31, 2010, Bank of Ruston changed its methodology for ~~calculating~~allocating its allowance for loan losses to more closely follow the guidance of Accounting Standards Codification (ASC) Topic 450, Contingencies and ASC Topic 310, Receivables. The result of our change in methodology is reflected in the above table at March 31, 2010. Prior to this period, substantially all of our allowance was unallocated. We do not expect that the change in methodology for allocating the allowance will impact the amount of our provisions for loan losses in future periods.

The revised methodology for allocating the allowance requires the review of all loans to determine if any are impaired.  A loan is deemed impaired when, based on current information, it is probable that we will be unable to collect all amounts due under the loan contract.  If impairment is determined, Bank of Ruston will measure that impairment and create a specific valuation allowance for each such loan. Following such determination of impaired loans, the remainder of the loan portfolio is separated by category and, with respect to non homogenous loans, further broken down into one of three risk classifications we have assigned to the loan.  Appropriate provisions for each category are calculated taking total loans by type and/or risk class and applying the historical four-year charge off percentage for that category plus a current economic adjustment percentage.  The economic adjustment used at each quarterly review period is analyzed to ensure that it is appropriate and reasonable based on current trends and economic conditions.  Following the quarterly allowance for loan loss analysis, we will make additional loan loss provisions, if warranted, or assign unallocated provisions to the allowance account. Following the quarter ended March 31, 2010, we further revised our methodology for allocating the allowance for loan losses such that there will no longer be an unallocated component to the allowance.

Investment Activities

General.  Our investment policy is designed primarily to manage the interest rate sensitivity of our assets and liabilities, to generate a favorable return without incurring undue interest rate and credit risk, to complement our lending activities and to provide and maintain liquidity.

At March 31, 2010, our investment securities portfolio amounted to $6.9 million, or 7.9% of total assets at such date. The largest component of our securities portfolio in recent periods has been mortgage-backed securities, which amounted to $5.5 million or 80.1% of the securities portfolio at March 31, 2010. In addition, we invest in U.S. government and agency obligations, municipal securities, and FHLB stock. Our agency debt securities often have call provisions which provide the agency with the ability to call the securities at specified dates. At March 31, 2010, Bank of Ruston did not hold any Fannie Mae or Freddie Mac common or preferred stock.

           At March 31, 2010, we had an aggregate of $131,000 in gross unrealized gains on our investment securities portfolio. Such unrealized gains reflect an increase in market value of securities as a result of changes in market rates of interest.

57

Scheduled maturities of time deposits, excluding IRA accounts, at March 31, 2010 are as follows:

               2011                                35,467
              2012                                   3,484
              Thereafter                       -
                                                        38,951

Time deposits (in thousands) of $100,000 or more amounted to approximately $17,659, $18,985 and $19,257 at March 31, 2010 and December 31, 2009 and 2008, respectively.

9.      Income Taxes
Income tax expense (in thousands) as of March 31, 2010 and 2009, and December 31, 2009 and 2008 is summarized as follows:

	March 31,		December 31,
	2010	2009	2009	2008
Federal:
Current	68	60	142	242
Community Renewal credits	(7)	(5)	(22)	(22)
Deferred	-	5	62	(21)
Total income taxes	61	60	182	199

~~^~~
A reconciliation of the federal statutory rate to the effective income tax rate for ~~^~~the quarters ended March 31, 2009 and 2008 and years ended December 31, 2009 and 2008 is as follows:

	March 31,		December 31,
	2010	2009	2009	2008

Federal statutory income tax rate	34.0%	34.0%	34.0%	34.0%
Depreciation	(1.4)	(1.2)	(8.0)	(2.7)
Wage credits	(.7)	(.7)	(2.2)	(2.8)
Allowance for bad debts	(.5)	–	.4	1.3
Non-taxable life insurance	–	–	4.1	–
Other	(1.1)	2.2	(.1)	. 6
Effective tax rate expense (benefit)	30.3%	34.3%	28.2%	30.4%

The components of~~^~~ deferred ~~^~~income taxes (in thousands) ~~^~~included in other assets ~~^~~in the statements of condition are approximately as follows:

~~^~~	March 31,	December 31,
	2010	2009	2008

Allowance for loan losses	$ 131	$ 130	$ 132
Deferred compensation	31	30	32
Subtotal deferred tax assets	162	160	164

Depreciation	(89)	(87)	(31)
Unrealized gains on securities available for sale	(44)	(35)	(8)

Subtotal deferred tax liability	(133)	(122)	(39)
Total deferred income tax asset, net	$ 29	$ 38	$ 125

F-18